First Trust Exchange-Traded Fund
                      First Trust Exchange-Traded Fund II
                   First Trust Exchange-Traded AlphaDEX Fund
                  First Trust Exchange-Traded AlphaDEX Fund II
                            First Trust Series Fund


                               December 20, 2012


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


    Re:   First Trust Exchange-Traded Fund - 12/31/11 Filings
          First Trust Exchange-Traded Fund II - 09/30/11 Filings
          First Trust Exchange-Traded AlphaDEX Fund - 07/31/12 Filings
          First Trust Exchange-Traded AlphaDEX Fund II - 12/31/11 Filings
          First Trust Series Fund - 10/31/11 Filings (collectively, the "Funds")


Ladies/Gentlemen:

      On November 6, 2012, we received oral comments from Ms. Christina L. DiAngelo and Mr. Jeffrey W. Long of the Division of Investment Management Office of Disclosure and Review of the Securities and Exchange Commission (the "Commission") with respect to the Commission's review of the Funds' filings listed above. In connection with the Commission's comments, we hereby provide the following responses:

      1. The Commission commented that for all of the above referenced Exchange-Traded Fund ("ETF") filings, the N-CSR certifications are dated prior to the audit opinion date and the Commission wants to know if First Trust Advisors LP ("First Trust") is comfortable with the dates. The Principal Executive Officer ("PEO") and the Principal Financial Officer ("PFO") typically sign the N-CSR certifications on the date of the respective Fund's internal disclosure certification meeting, which is held after the audits are substantially complete, but in certain circumstances before final audit sign-off (i.e. the opinion date). Going forward, First Trust will date the certifications on or after the audit opinion date.

      2. The Commission referenced that certain Funds' Management Discussion of Fund Performance ("MDFP") did not address the requirement to discuss the factors that materially affected the respective Fund's performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund's investment adviser, but instead only listed top and bottom performing securities of the Fund. The Commission specifically referenced the First Trust NYSE Arca Biotechnology Index Fund's December 31, 2011 annual report MDPF as an example, as there was a significant difference between the Fund's performance and that of its broad


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based benchmark index. While First Trust generally agrees with the Commission's comment, MDFP in ETFs that track indices (i.e. are passively managed) can be more difficult to complete because portfolio managers of the Fund's have little to no ability to change their investment strategies or techniques to affect the Funds performance vs. the benchmark. First Trust will attempt to enhance the MDFP going forward to be more descriptive regarding the respective Fund's performance vs. the broad based benchmark.

      3. The Commission noted instances in the Fund performance disclosure where certain Funds used an index that was different from the one used for the immediate preceding fiscal year. In these circumstances the Commission commented that there has to be an explanation of the reason(s) for the change and a comparison of the Fund's annual change in the value of an investment in a hypothetical account with the new and former indices. First Trust is aware of the requirement surrounding the disclosure when there is a change of index, but in these instances, the former indices were no longer available as the index provider stopped calculating them. First Trust provides this explanation in a note to the performance table, which we feel meets the requirements of Form N-1A.

      4. The Commission noted that in First Trust Value Line Dividend Index Fund ("FVD") and First Trust Value Line 100 Exchange-Traded Fund ("FVL") certain index performance and the corresponding "Growth of a $10,000 Investment" was not provided. First Trust is aware of the missing information. Both of these funds acquired the assets and adopted the financial and performance history of a predecessor closed-end fund. Since the ETFs now track indices that were not in existence for the entire time that the closed-end funds were in existence, the index performance and the corresponding Growth of a $10,000 Investment was not provided because it is not available. First Trust provides this explanation in a note to the performance table, which we feel meets the requirements of Form N-1A.

      5. The Commission suggested providing a glossary in the ETF's shareholder reports to define the various indices. First Trust will consider the suggestion, while at the same time note that a glossary is not a required disclosure.

      6. For the open-end funds within the First Trust Series Fund, the Commission suggested adding the benchmark returns to the performance table, similar to the ETFs. First Trust agrees and will add the appropriate benchmark return to the performance tables going forward.

      7. The Commission questioned why the First Trust China AlphaDEX Fund had only 41.1% of its net assets in China and the remaining 58.9% (38.7% in the Cayman Islands, 11.4% in Bermuda and 8.8% in Hong Kong) outside of China. First Trust explained that the country allocation table provided after the Portfolio of Investments categorizes the portfolio securities based on their country of incorporation rather than the country where their headquarters is located in, or the country where they conduct their primary business. First Trust also noted that the Fund is index based and corresponds to the Defined China Index, which makes the determination that although not all of these companies are incorporated in China, they are primarily Chinese companies.


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      8. The Commission noted that there were no payables to officers and trustees listed on the ETF Statement of Assets and Liabilities per Regulation S-X 6-04.12. First Trust included trustees fees and expenses in the "Other Liability" line item on the Statement of Assets and Liabilities and agrees with the Commission that per Regulation S-X 6-04.12 it will be disclosed as a separate line item going forward.

      9. The Commission inquired as to why on a number of Funds the audit fee payable on the Statement of Assets and Liabilities was very close to, if not exactly, the audit fee expense on the Statement of Operations. First Trust explained that since the audit fees are paid annually and are not invoiced until after the fiscal year-end of the Funds, it makes sense that the audit fee liability and the audit fee expense would be similar, if not identical.

      10. The Commission commented that if the money market funds held by the Funds are multiple class money market funds, First Trust should disclose in the Portfolio of Investments the applicable class held. First Trust agrees that if shares of multiple class money market funds are held, the applicable class held will be appropriately disclosed.

      11. The Commission noted that First Trust ISE Global Wind Energy Index Fund ("FAN") disclosed all of its fiscal year 2011 distribution on the Fund's Statement of Changes in Net Assets as Return of Capital ("ROC"), but the First Trust Portfolios LP ("FTP") website under "Distribution History" for FAN list the 2011 distribution as "Ordinary Distributions". The Commission asked how often the website is updated. First Trust does not go back to update the "Distribution History" on the website after each Fund's fiscal year-end when the final character of the Fund's distributions are determined. This section of the website is intended to show the distributions as declared, and the "Distribution Type" heading is even footnoted to indicate that ordinary distributions may include realized short-term capital gains and/or ROC and that the final determination of the source and tax status of all distributions paid during that year will be made after the year-end. Additionally, the "News and Literature" web page for each Fund includes a Tax Letter that discloses the calendar year distributions for each fund along with their final tax character. Going forward, First Trust will add to the current footnote that the "Distribution Type" listed is as of the declaration date, that final tax characterizations can be found on the Tax Letter and will provide a link to the Tax Letter in the footnote.

      12. The Commission suggested adding a disclosure to the "Income Tax" footnote in the Notes to Financial Statements where excise tax is discussed to indicate that the Funds do not intend to pay excise tax. First Trust will consider the Commission's suggestion, while at the same time note that it is not a required disclosure.

      13. The Commission questioned how audit fees are allocated/charged to the Funds, as they noted that Funds within the same trust had the same audit fee expenses. First Trust and the Funds' Board negotiate the audit fees by Fund and not by Trust, so there is no allocation of fees. Each Fund pays the amount negotiated per the audit engagement letter. It just happens that each of the ETFs pay similar, if not exact fees for their annual audits.

      14. The Commission asked if acquired fund fees, for any Fund that invests in other Funds, are included within the expense caps. First Trust Funds that invest in other funds do not include acquired fund fees within the applicable Fund's expense cap.

      15. The Commission noted that both open-end funds within the First Trust Series Fund were missing the Form N-1A Item 27(b)(6) disclosure: Availability of Additional Information about Fund Directors. First Trust agrees with the Commission that the disclosure was missing and will make sure it is included going forward.

      16. The Commission noted that both of the First Trust Exchange-Traded AlphaDEX Fund reports disclosed the incorrect date as July 31st in the Proxy Voting Policies and Procedures disclosure in the Additional Information section of the report. Per Form N-1A Item 27(d)(5): Statement Regarding Availability of Proxy Voting Record, the correct date should be June 30th. First Trust agrees with the Commission that the disclosure was incorrect and will make sure it is correct going forward.

      17. The Commission commented that the AICPA Expert Panel recommends presenting a separate line item in the Form N-1A Fee and Expense Table for expenses previously waived or reimbursed. The Commission noted that this was not disclosed in First Trust Dow Jones Internet Index Fund. Where applicable, First Trust, based on the AICPA Expert Panel's recommendation, will include the line item in Form N-1A for expenses previously waived or reimbursed.

      18. The Commission questioned why certain year's audit fees as disclosed in Form N-CSR Item 4 are zero. First Trust, based on the Item 4 requirement of disclosing the aggregate audit fees billed, calculated the audit fees for the disclosure on what was billed or invoiced during the year and not necessarily the fees that pertained to that year. In certain instances, fees were billed or invoiced subsequent to the fiscal year-end and therefore were included in the subsequent year's calculation. Based on discussion with the Commission, First Trust has agreed to revise their calculation going forward to include only those audit fees that pertain to that fiscal year, even though they may be billed and paid in a subsequent year.

      19. The Commission suggested enhancing our explanation of the tax services that comprise the tax fees disclosed in Form N-CSR Item 4. First Trust agrees to enhance the description of the nature of the tax services included in the Form N-CSR Item 4 disclosure.

      20. The Commission noted that the First Trust Exchange-Traded AlphaDEX Fund Form N-CSR filing is missing the Code of Ethics attachment. First Trust agrees that the Code of Ethics attachment is missing for this filing and will file an amended Form N-CSR to include the appropriate attachment.

      21. The Commission had comments relating to certain Series and Class information included within various filings as follows. First Trust agrees to update this information as appropriate.

      (a)   Ticker symbols were missing from certain Fund filings.


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      (b)   There were name discrepancies within First Trust Exchange-Traded
            AlphaDEX Fund due to name changes.

      (c) The status of the First Trust/Confluence Small Cap Value Fund Class F Shares needs to be updated to "Inactive" as the share class was liquidated.


      In addition, we acknowledge that:

      1. The Funds are responsible for the adequacy and accuracy of the disclosure in all filings with the Commission;

      2. Staff comments or changes to disclosure in response to staff comments in such filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

      3. The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you have any questions, or if we have incorrectly characterized the Commission's comments, please do not hesitate to contact the undersigned directly at (630) 517-7665.

                                    Sincerely,

                                    FIRST TRUST EXCHANGE-TRADED FUND
                                    FIRST TRUST EXCHANGE-TRADED FUND II
                                    FIRST TRUST EXCHANGE-TRADED ALPHADEX FUND
                                    FIRST TRUST EXCHANGE-TRADED ALPHADEX FUND II
                                    FIRST TRUST SERIES FUND


                                    By /s/ JAMES M. DYKAS
                                       ---------------------------------
                                       James M. Dykas
                                       Chief Financial Officer